UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )

DIANTHUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

252828108

(CUSIP Number)

January 24, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252828108	13G	Page 2 of 6 Pages

1	Names of Reporting Persons BCLS Fund III Investments, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock
	6	Shared Voting Power 2,992,028 shares of Common Stock (1)
	7	Sole Dispositive Power 0 shares of Common Stock
	8	Shared Dispositive Power 2,992,028 shares of Common Stock (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,028 shares of Common Stock (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.99% (1)
12	Type of Reporting Person PN

(1)

As of the date hereof, BCLS Fund III Investments, LP holds 2,360,059 shares of Common Stock and pre-funded warrants to purchase 1,000,333 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of BCLS Fund III Investments, LP is capped at 9.99% of the outstanding shares of Common Stock, representing 2,992,028 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of beneficial ownership is based on (i) 14,817,762 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023, (ii) an aggregate of 14,500,500 shares of Common Stock issued by the Issuer in a private placement on January 24, 2024, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2024, and (iii) 631,969 shares of Common Stock that may be issued upon the exercise of pre-funded warrants held by BCLS Fund III Investments, LP, which reflects the Beneficial Ownership Blocker.

CUSIP No. 252828108	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Dianthus Therapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 7 Times Square, 43rd Floor, New York, New York 10036.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by BCLS Fund III Investments, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company (“BCLS Fund III GP”), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership (“BCLS Fund III”), which is the managing member of BCLS Fund III Investments GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund III GP and BCLS Fund III, the “Bain Capital Life Sciences Entities”), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship

Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e)	CUSIP Number

The CUSIP number of the Common Stock is 252828108.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 252828108	13G	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned:

As of the date hereof, the Reporting Person holds 2,360,059 shares of Common Stock and pre-funded warrants to purchase 1,000,333 shares of Common Stock.

The Reporting Person is prohibited from exercising its pre-funded warrants if, as a result of such exercise, the Reporting Person would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Blocker”). Accordingly, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock, representing 2,992,028 shares of Common Stock as of the date hereof.

The calculation of beneficial ownership is based on (i) 14,817,762 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023, (ii) an aggregate of 14,500,500 shares of Common Stock issued by the Issuer in a private placement on January 24, 2024, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2024, and (iii) 631,969 shares of Common Stock that may be issued upon the exercise of pre-funded warrants held by the Reporting Person, which reflects the Beneficial Ownership Blocker.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares of Common Stock

(ii) Shared power to vote or to direct the vote:

See Item 4(a) hereof

(iii) Sole power to dispose or to direct the disposition of:

0 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) hereof

CUSIP No. 252828108	13G	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 252828108	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 2, 2024	BCLS Fund III Investments, LP

	By:	BCLS Fund III Investments GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Fund III, L.P.,
its member

	By:	Bain Capital Life Sciences III General Partner, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner